Exhibit 99.1

IFRS USD Press Release

Strong Q3 Performance: Sequential Revenue Growth of 0.6% in CC, Large Deal Wins of $4.8 billion

Revenue Guidance for FY 26 revised to 3.0% - 3.5%

Bengaluru, India – January 14, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $5,099 million in Q3 revenues, year on year growth of 1.7% and sequential growth of 0.6% in constant currency. Reported IFRS operating margin was at 18.4%. Adjusted1 operating margin increased 0.2% sequentially to 21.2%. Free cash flow generation was robust at $915 million. Adjusted free cash flow generation was $965 million, 112.8% of adjusted net profit. TCV of large deal wins was $4.8 billion, with net new of 57%. Headcount increased by 5,043.

Revenues for YTD Dec'25 grew at 2.8% year on year in constant currency. Reported IFRS operating margin was at 20.0%. Adjusted operating margin was at 21.0%.

“Infosys delivered a strong Q3 performance demonstrating how our differentiated value propositions in enterprise AI, through Infosys Topaz, are consistently driving higher market share. Clients increasingly view Infosys as their AI partner with demonstrated expertise, innovation capabilities and strong delivery credentials. This has helped them unlock business potential and enhanced value realization”, said Salil Parekh, CEO and MD. “Central to this journey is our commitment to reskill, transform and empower our dedicated human resource pool to drive success in an AI augmented world” he added.

Guidance for FY26:

•	Revenue growth of 3.0%-3.5% in constant currency
•	Operating margin of 20%-22% [2]

Key highlights:

For quarter ended December 31, 2025	For the nine months ended December 31, 2025

•        Revenues in CC terms grew by 1.7% YoY and 0.6% QoQ

•        Reported IFRS revenues at $5,099 million, growth of 3.2% YoY

•        Reported IFRS operating margin at 18.4%; Adjusted operating margin at 21.2%

•        Reported IFRS Basic EPS at $0.18; adjusted Basic EPS at $0.21

•        FCF at $915 million; adjusted FCF at $965 million; Adjusted FCF conversion at 112.8% of adjusted net

•        Revenues in CC terms grew by 2.8% YoY

•        Reported IFRS revenues at $15,117 million, growth of 3.9% YoY

•        Reported IFRS operating margin at 20.0%; Adjusted operating margin at 21.0%

•        Reported IFRS Basic EPS at $0.58; adjusted Basic EPS at $0.60

•        FCF at $2,900 million; adjusted FCF at $2,950 million; Adjusted FCF conversion at 117.8% of adjusted net profit

1.	‘Adjusted’ financial measures presented in this release are non-IFRS financial measures that exclude the impact of the provisions arising from the notifications by Government of India on Labour Codes for quarter and nine months ended December 31, 2025 and are further described in this release.

2.	Operating margin guidance for FY26 excludes the adjustment with respect to Labour Codes of $143 million in the current quarter.

“Our performance was broad-based in Q3 with 0.6% sequential revenue growth, 0.2% adjusted operating margin expansion, stellar large deal wins at $4.8 billion and robust adjusted free cash generation at $965 million in a seasonally weak quarter” said Jayesh Sanghrajka, CFO. “In line with our capital allocation policy, we successfully completed the largest ever buyback of 18,000 crore and paid out interim dividend to shareholders”, he added.

Client Wins & Testimonials

•	Infosys extended its strategic collaboration with Metro Bank to transform the bank’s finance operations with a suite of Workday solutions. Marc Page, Chief Financial Officer, Metro Bank, said, “We’re continuing to transform our platforms through our partnership with Infosys, helping our digital advancement. This collaboration with Infosys and Workday will help to unify our core finance operations, providing colleagues with self-service tools and simplifying daily operations. This supports our long-term growth strategy and will help us to scale and evolve in the future.”
•	Infosys unveiled its AI-first GCC model to accelerate the setup and transformation of global capability centers (GCCs) into AI-powered hubs for innovation and growth. Stefanie Neumann, CEO, Lufthansa Systems, said, “Our collaboration with Infosys to establish a dedicated Global Capability Center has been a pivotal step in digital transformation journey of Lufthansa Systems. By leveraging their strong GCC and AI capabilities, we are building a future-ready innovation hub that enables our customers to enhance aviation safety, drive operational efficiency, and improve customer experience. This partnership empowers us to accelerate our vision for sustainable and intelligent aviation.”
•	Infosys announced its collaboration with NHS Business Services Authority (NHSBSA) to deliver a new workforce management solution for NHS in England and Wales. Michael Brodie, Chief Executive, NHSBSA, said, “Delivering the Future NHS Workforce Solution is a critical step in supporting the ambitions of the 10-Year Health Plan. The solution will go far beyond simply replacing ESR - it will be a strategic enabler for building a workforce that is fit for the future. By working with Infosys, we’re creating a modern, data-driven solution that will help the NHS better attract, retain and support its people.”
•	Infosys collaborated with Telenor Shared Services to modernize its HR operations with a new Oracle Fusion Cloud Human Capital Management (HCM) solution. Morten Dean Dunham, CEO, Telenor Shared Services, said, “Modernizing our HR operations is crucial to improve efficiencies and employee experience. By collaborating with Infosys to implement Oracle Cloud HCM, we are confident we will get a solution that meets our future needs. This change will further streamline our processes, provide a unified view of critical data, and ultimately enhance the experience of our employees.”
•	Infosys announced the launch of Infosys Topaz Fabric™, a purpose-built agentic services suite – a multi-layer AI fabric that unifies infrastructure, models, data, applications, and workflows into a composable, agent-ready ecosystem. Laxmi Srinivas Samayamantri, Vice President, Global Engineering, Data & Architecture, Nu Skin, said, “We are collaborating with Infosys to enrich beauty and wellness commerce IT operations through the power of Agentic AI. Together, we are expanding this further with Infosys Topaz Fabric by enabling Agent Assist features, which we anticipate will increase automation for application and infrastructure support, enhance resilience, and elevate the user experience.”
•	Infosys announced the launch of the Infosys Customer Experience Suite for Salesforce to help enterprises navigate their agentic transformation and scale their digital workforce. Marko Koistila, EVP Commercial Operations, VTT, said, “Our sales team previously spent too much time on low-value tasks like lead grooming instead of fostering client relationships. Agentforce automated the lead process, including contextual emails and meeting setups, allowing our team to focus on collaboration and delivering superior customer experiences. Having Infosys, along with Fluido as our expert partners, VTT became one of the first organizations outside Salesforce to implement a live SDR Agentforce agent. Building on the success of this initial implementation, we are collaborating together to develop two additional Agentforce agents for other areas of organizational support.”
•	Infosys collaborated with Barry Callebaut to drive a multi-year, AI-powered digital transformation aimed at creating an agile, tech-enabled enterprise that enhances customer experiences, operational efficiency, and innovation. Amr Arafa, Chief Digital Officer, Barry Callebaut Group, said, "Our collaboration with Infosys will play a key role in advancing Barry Callebaut’s Business Led digital transformation (BC Next Level) journey. As part of our BC Next Level strategic investment program, we are focused on building a tech-enabled, agile enterprise that delivers superior customer experiences and operational excellence. Infosys, with its AI-first approach and suite of generative AI platforms, will empower us to unlock efficiencies at scale, build connected ecosystems, and accelerate innovation. Infosys’ deep domain expertise and commitment to co-innovation make them a trusted partner in shaping our transformation roadmap."
•	Infosys collaborated with Fresenius on a project called ELEVATE, a business transformation initiative aimed at unifying and modernizing the company’s global business processes and IT systems through SAP S/4HANA. Florent Durup, Business Transformation Lead for the ELEVATE Program, Fresenius, said, “ELEVATE is the most critical business transformation program for Fresenius and an important milestone of our journey. We have selected Infosys as the SI partner after a rigorous and exhaustive process and are now moving forward with confidence to deliver the ambitious goals of the transformation program together. Through this collaboration, Fresenius and Infosys will work closely to deliver a robust, future-ready platform that enhances agility, standardizes processes, and enables data-driven decision-making across the organization.”

Recognitions & Awards

Brand & Corporate

•	Recognized as a Silver Employer in the India Workplace Equality Index (IWEI) 2025 for championing inclusion and being a strong ally of the LGBTQIA+ community
•	Recognized for its people-first approach at the SHRM India HR Excellence Awards 2025
•	Recognized among the Most Inclusive Organizations for Women in Tech in the IT Service category at the Wequity Award
•	Infosys China recognized as one of the Best Workplaces™ in Greater China 2025 by Great Place To Work™

AI and Cloud Services

•	Recognized as a leader in The Forrester Wave™: AI Technical Services, Q4 2025
•	Positioned as a leader in Everest Group: Data and Analytics (D&A) Services PEAK Matrix® Assessment 2025
•	Rated as a leader in NelsonHall: GenAI and Process Automation in Banking 2025
•	Recognized as a leader in IDC MarketScape: Asia/Pacific Professional and Managed Services for Microsoft Azure 2025 Vendor Assessment

Key Digital Services

•	Positioned as a leader in Gartner Magic Quadrant for Custom Software Development Services
•	Recognized as a leader in IDC MarketScape: Asia/Pacific Application Modernization Services to AWS 2025 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: European Human First Digital Workplace Services 2025 Vendor Assessment
•	Positioned as a leader in Everest Group: Adobe Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in Everest Group: IT Service Management (ITSM) and Service Integration and Management (SIAM) Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in Everest Group: Enterprise Quality Engineering (QE) Services PEAK Matrix Assessment 2025
•	Positioned as a leader in Everest Group: Global Capability Center (GCC) Setup Capabilities in India – PEAK Matrix® Assessment 2025
•	Positioned as a leader in Everest Group: ServiceNow Services PEAK Matrix® Assessment 2025
•	Recognized as a leader in HFS Horizons: Legacy Application Modernization Services, 2025
•	Recognized as a leader in HFS Horizons: Enterprise Blockchain Services, 2025
•	Rated as a leader in NelsonHall: Advanced Digital Workplace Services 2025
•	Rated as a leader in NelsonHall: Quality Engineering 2025
•	Infosys BPM received the 2025 ISG Star of Excellence™ award for BPO Services Excellence

Industry & Solutions

•	Recognized as a leader in IDC MarketScape: Worldwide Supply Chain Blue Yonder Ecosystem Services 2025–2026 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Supply Chain Overall Ecosystem Services 2025–2026 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2025 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Supply Chain SAP Ecosystem Services 2025-2026 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Supply Chain Oracle Ecosystem Services 2025-2026 Vendor Assessment
•	Positioned as a leader in Everest Group: Property and Casualty (P&C) Insurance IT Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in Everest Group: Payments IT Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in Everest Group: Banking IT Services PEAK Matrix® Assessment 2025
•	Recognized as a leader in HFS Semiconductor Horizons: The Best of Service Providers across the Value Chain, 2025
•	Recognized as a leader in HFS Horizons: Life Sciences Service Providers 2025
•	Recognized as a leader in HFS Horizons: Intelligent Supply Chain Services, 2025
•	Recognized as a leader in HFS Horizons: Travel and Hospitality Service Provider Ecosystem, 2025
•	Infosys Finacle positioned as a leader in Everest Group’s Banking Customer Experience Orchestration Products (CXOP) PEAK Matrix® Assessment 2025.
•	Infosys Finacle along with its customers received four awards at the Global Banking and Finance® Awards 2025 – Innovation Awards for Excellence in Margin Finance Innovation India with HDFC Bank; Most Innovative Payments Channel Modernization in Colombia with Bancolombia; Technology Award for Best Core Banking Transformation with Real-Time Eventing with Emirates NBD Bank; and Award for Best Customer Journey Initiative in Australia with Australian Military Bank
•	Infosys Finacle recognized as The World’s Best Software Provider for Virtual Accounts 2025 and The World’s Best Software Provider for Liquidity Management 2025 by Euromoney Transaction Banking Awards

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 330,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in 63 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the US government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chad Darwin +1 323 422 3815 Chad.darwin@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

Particulars	December 31, 2025	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	2,216	2,861
Current investments	769	1,460
Trade receivables	4,020	3,645
Unbilled revenue	1,477	1,503
Other current assets	1,583	1,890
Total current assets	10,065	11,359
Non-current assets
Property, plant and equipment and Right-of-use assets	2,128	2,235
Goodwill and other Intangible assets	1,636	1,505
Non-current investments	990	1,294
Unbilled revenue	224	261
Other non-current assets	910	765
Total non-current assets	5,888	6,060
Total assets	15,953	17,419
LIABILITIES AND EQUITY
Current liabilities
Trade payables	537	487
Unearned revenue	1,235	994
Employee benefit obligations	384	340
Other current liabilities and provisions	3,399	3,191
Total current liabilities	5,555	5,012
Non-current liabilities
Lease liabilities	646	675
Other non-current liabilities	465	477
Total non-current liabilities	1,111	1,152
Total liabilities	6,666	6,164
Total equity attributable to equity holders of the company	9,233	11,205
Non-controlling interests	54	50
Total equity	9,287	11,255
Total liabilities and equity	15,953	17,419

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(In $ million except per equity share data)

Particulars	3 months ended December 31, 2025	3 months ended December 31, 2024	9 months ended December 31, 2025	9 months ended December 31, 2024
Revenues	5,099	4,939	15,117	14,547
Cost of sales	3,660	3,444	10,593	10,103
Gross profit	1,439	1,495	4,524	4,444
Operating expenses:
Selling and marketing expenses	257	218	769	671
Administrative expenses	245	224	725	693
Total operating expenses	502	442	1,494	1,364
Operating profit	937	1,053	3,030	3,080
Other income, net of finance cost	98	90	308	249
Profit before income taxes	1,035	1,143	3,338	3,329
Income tax expense	287	337	942	981
Net profit (before non-controlling interest)	748	806	2,396	2,348
Net profit (after non-controlling interest)	747	804	2,393	2,345
Basic EPS ($)	0.18	0.19	0.58	0.57
Diluted EPS ($)	0.18	0.19	0.58	0.56

NOTES:

a)	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and nine months ended December 31, 2025, which have been taken on record at the Board meeting held on January 14, 2026.

b)	As the quarter and nine months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the nine months ended figures reported in this statement.

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for 3 months ended

(in $ million except per equity share data)

	December 31, 2025			December 31, 2024
	Reported IFRS	Adjustment for Labour Codes[1]	Adjusted non- IFRS	Reported IFRS
Operating profit	937	143	1,080	1,053
Operating margin (%)	18.4	2.8	21.2	21.3
Profit before income taxes	1,035	143	1,178	1,143
Income tax expense	287	35	322	337
Net profit (after non-controlling interest)	747	108	855	804
Basic EPS ($)	0.18	0.03	0.21	0.19

Reconciliation of additional financial measures to Adjusted financial measures for 3 months ended

(in $ million)

	December 31, 2025			December 31, 2024
	Reported	Adjustment for Labour Codes	Adjusted	Reported
Operating cash flow	962	50	1,012	1,325
Capital expenditure	47	–	47	62
FCF – non-IFRS	915	50	965	1,263
FCF as a % of Net profit	122.5		112.8	156.6

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for 9 months ended

(in $ million except per equity share data)

	December 31, 2025			December 31, 2024
	Reported IFRS	Adjustment for Labour Codes[1]	Adjusted non- IFRS	Reported IFRS
Operating profit	3,030	143	3,173	3,080
Operating margin (%)	20.0	1.0	21.0	21.2
Profit before income taxes	3,338	143	3,481	3,329
Income tax expense	942	35	977	981
Net profit (after non-controlling interest)	2,393	108	2,501	2,345
Basic EPS ($)	0.58	0.02	0.60	0.57

Reconciliation of additional financial measures to Adjusted financial measures for 9 months ended

(in $ million)

	December 31, 2025			December 31, 2024
	Reported	Adjustment for Labour Codes	Adjusted	Reported
Operating cash flow	3,102	50	3,152	3,375
Capital expenditure	202	–	202	179
FCF – non-IFRS	2,900	50	2,950	3,196
FCF as a % of Net profit	121.0		117.8	136.1

NOTES:

1.	On November 21, 2025 the Government of India notified provisions of The Labour Codes. These Labour Codes consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment and amongst other things introduce changes, including a uniform definition of wages and enhanced benefits relating to leave. The adjustments for Labour Codes represent an increase in gratuity liability arising out of past service cost and increase in leave liability together by $143 million which is recognized in the Consolidated Statement of Comprehensive Income.
2.	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US$ using prior period exchange rates and comparing the same to our prior period reported revenues.
3.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.